Exhibit 99.3
              SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2006
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
    >>

    This Management's Discussion and Analysis ("MD&A") for the second quarter and six months ended June 30, 2006 is provided as of August 10, 2006. It should be read in conjunction with the interim unaudited consolidated financial statements for those periods, the audited consolidated financial statements for the year ended December 31, 2005 and the MD&A for that year, including the discussion of risks and uncertainties associated with forward-looking statements. Except as disclosed in this MD&A, as of August 10,
2006, and the MD&A for the quarter ended March 31, 2006, there has been no material change in the information disclosed in the MD&A for the year ended
December 31, 2005. A summary of total revenues, net earnings or loss in total and on a per share basis for the past eight quarters can be found under "Eight
Quarter Summary".
    All amounts disclosed in this MD&A are in US dollars unless otherwise noted. Endnotes can be found at the end of this document.

    <<
                Operational and Financial Review and Analysis

                     Hotel and Resort Operating Results
    >>

    For the second quarter of 2006, RevPAR(1) of our worldwide Core Hotels(2)
increased 12.1%, as compared to the second quarter of 2005, reflecting improvements in each of the regions in which we manage hotels and resorts.
This increase in RevPAR was attributable to an 11.1% improvement in achieved room rates and a 60 basis point increase in overall occupancy. For the six months ended June 30, 2006, RevPAR of our worldwide Core Hotels increased
11.9%, as compared to the same period in 2005, reflecting improvements in each of the regions in which we manage hotels and resorts. This increase in RevPAR was attributable to a 9.2% improvement in achieved room rates and a 170 basis point increase in overall occupancy.
    Gross operating revenues of our worldwide Core Hotels increased 9.3% for the second quarter of 2006 and 9.4% for the six months ended June 30, 2006, as compared to the same periods in 2005. The improvements in revenue, combined with continued cost management efforts at the properties under our management, resulted in a 14.6% and 150 basis point increase in gross operating profits(3)
and gross operating margins(4), respectively, for the second quarter of 2006, as compared to the same period in 2005, and a 16.5% and 200 basis point increase in gross operating profits and gross operating margins, respectively, for the six months ended June 30, 2006, as compared to the same period in
2005.
    With respect to our Core Hotels, the United States represented the most significant geographic area to us. In the second quarter of 2006, it contributed 49.4% of revenues under management, followed by Europe (17.7%),
Other Americas/Caribbean (14.7%), Asia/Pacific (12.2%) and the Middle East
(6.0%). For the six months ended June 30, 2006, the United States contributed
49.9% of revenues under management, followed by Other Americas/Caribbean
(16.2%), Europe (15.5%), Asia/Pacific (12.3%) and the Middle East (6.1%). The
following tables highlight the results of operations for our Core Hotels in each of these regions.

    <<
    United States Region
    -------------------------------------------------------------------------
         Results for periods in 2006, as compared to periods in 2005
    -------------------------------------------------------------------------
                                      Gross       Gross
                                    Operating   Operating       Gross
                                     Revenue      Profit      Operating
                      RevPAR          (GOR)       (GOP)         Margin
    -------------------------------------------------------------------------
                                                                       Basis
                                                                       Point
                   $   Percentage  Percentage  Percentage            Improve-
                        Increase    Increase    Increase   Margin       ment
    -------------------------------------------------------------------------
    Second
     quarter      305      11.7%       9.1%      15.0%      32.5%        170
    -------------------------------------------------------------------------
    Six months
     ended
     June 30      303      12.2%      10.3%      17.4%      31.4%        190
    -------------------------------------------------------------------------
                 The increase in RevPAR in the second quarter was primarily attributable to an 11.9% increase in achieved room rates in the region, with the average occupancy levels virtually
                 unchanged. During the second quarter of 2006, all of the
                 Core Hotels in this region experienced RevPAR improvements.
                 Properties under management in Austin, Boston, Kona, Los
                 Angeles and Maui had strong RevPAR improvements, relative to the average for the region for the second quarter. The
                 increase in RevPAR in the six months ended June 30, 2006 was attributable to a 10.2% increase in achieved room rates and a 140 basis point improvement in occupancy levels in the
                 region. Properties under management in Atlanta, Austin,
                 Boston, Houston, Maui and New York had strong RevPAR
                 improvements relative to the average for the region for the six-month period. The improvement in gross operating profits and gross operating margins in the region in the second
                 quarter and six months ended June 30, 2006 was primarily the result of the improvement in gross operating revenues.
    -------------------------------------------------------------------------

    Other Americas/Caribbean Region
    -------------------------------------------------------------------------
         Results for periods in 2006, as compared to periods in 2005
    -------------------------------------------------------------------------
                                      Gross       Gross
                                    Operating   Operating       Gross
                                     Revenue      Profit      Operating
                      RevPAR          (GOR)       (GOP)         Margin
    -------------------------------------------------------------------------
                                                                       Basis
                                                                       Point
                   $   Percentage  Percentage  Percentage            Improve-
                        Increase    Increase    Increase   Margin       ment
    -------------------------------------------------------------------------
    Second
     quarter      246      18.0%      11.6%      15.9%      28.8%        110
    -------------------------------------------------------------------------
    Six months
     ended
     June 30      275      15.3%      12.9%      18.2%      33.1%        150
    -------------------------------------------------------------------------
                 During the second quarter and six months ended June 30,
                 2006, nearly all of the properties under management in this region experienced RevPAR improvements. The second quarter
                 RevPAR improvement was primarily the result of a 17.2%
                 increase in achieved room rates, since the average occupancy levels was virtually unchanged. On a local currency basis,
                 RevPAR improved 15.8% with achieved room rates improving
                 15.0%. The improvement for the six months ended June 30,
                 2006 was the result of an 11.8% increase in achieved room
                 rates and 200 basis point improvement in occupancy levels.
                 On a local currency basis, RevPAR improved 13.6%, reflecting a 10.2% increase in achieved room rates on a local currency basis. In both the second quarter and six months ended
                 June 30, 2006, properties under management in Buenos Aires,
                 Carmelo, Costa Rica, Punta Mita, Vancouver, and Whistler had
                 particularly strong RevPAR improvements, relative to the
                 average for the region. The improvements in gross operating profits and gross operating margin in both the second
                 quarter and the six months ended June 30, 2006 were
                 primarily due to a strong operating environment in several properties in the region, offset by lower occupancy at our
                 Caribbean resorts primarily due to travel concerns related to weather.
    -------------------------------------------------------------------------

    Europe Region
    -------------------------------------------------------------------------
         Results for periods in 2006, as compared to periods in 2005
    -------------------------------------------------------------------------
                                      Gross       Gross
                                    Operating   Operating       Gross
                                     Revenue      Profit      Operating
                      RevPAR          (GOR)       (GOP)         Margin
    -------------------------------------------------------------------------
                                                                       Basis
                                                                       Point
                   $   Percentage  Percentage  Percentage            Improve-
                        Increase    Increase    Increase   Margin       ment
    -------------------------------------------------------------------------
    Second
     quarter      439      13.9%      7.0%        9.2%      36.9%         80
    -------------------------------------------------------------------------
    Six months
     ended
     June 30      375      15.3%      4.9%       12.5%      32.0%        220
    -------------------------------------------------------------------------
                 Nearly all of the properties under management in the region had RevPAR improvements during the second quarter and six
                 months ended June 30, 2006 reflecting both strong occupancy increases and rate improvements. During the second quarter, on a local currency basis, RevPAR increased 14.8%,
                 reflecting a 7.8% increase in achieved room rates in local currency, versus 7.0% on a US dollar basis. For the six
                 months ended June 30, 2006, on a local currency basis,
                 RevPAR increased 19.8%, reflecting a 9.1% increase in
                 achieved room rates in local currency, versus 5.1% on US
                 dollar basis.

                 Relative to the average of the other properties in the
                 region, during the second quarter 2006, properties under
                 management in Budapest, Lisbon and the Four Seasons Hotel
                 London had strong RevPAR improvements. During the six months ended June 30, 2006, Lisbon had a strong RevPAR improvement relative to the average for the region. The improvements in gross operating profits and gross operating margins for the regions were offset by the impact on the profitability
                 performance in particular at the Four Seasons Hotel Dublin, which is undergoing a conversion of 62 hotel rooms into
                 residential units. Excluding the change in gross operating margins at that hotel, gross operating margins for the
                 region would have improved 200 basis points in the second
                 quarter and 350 basis points in the six months ended
                 June 30, 2006.
    -------------------------------------------------------------------------

    Middle East Region
    -------------------------------------------------------------------------
         Results for periods in 2006, as compared to periods in 2005
    -------------------------------------------------------------------------
                                      Gross       Gross
                                    Operating   Operating       Gross
                                     Revenue      Profit      Operating
                      RevPAR          (GOR)       (GOP)         Margin
    -------------------------------------------------------------------------
                                                                       Basis
                                                                       Point
                   $   Percentage  Percentage  Percentage            Improve-
                        Increase    Increase    Increase   Margin       ment
    -------------------------------------------------------------------------
    Second
     quarter      168      20.1%      23.4%      31.0%      49.5%        280
    -------------------------------------------------------------------------
    Six months
     ended
     June 30      175      17.1%      18.9%      25.5%      50.8%        270
    -------------------------------------------------------------------------
                 During both the second quarter and six months ended June 30,
                 2006, all of the properties under management in the Middle
                 East region had RevPAR improvements, with the exception of
                 Sharm El Sheikh, where RevPAR was essentially unchanged for the second quarter and declined 7.1% for the six months
                 ended June 30, 2006, as business was adversely affected by the continuing impact of terrorist bombings. In the second quarter of 2006, the increase in RevPAR for the region was driven by an 11.7% increase in achieved room rates (10.6% on a local currency basis) and a 490 basis point improvement in occupancy levels. In the six months ended June 30, 2006, the increase in RevPAR for the region was driven by a 13.2%
                 increase in achieved room rates (11.7% on a local currency basis) and a 230 basis point improvement in occupancy
                 levels. During both the second quarter and six months ended
                 June 30, 2006, Four Seasons Hotel Cairo Nile Plaza and Four
                 Seasons Hotel Riyadh had particularly strong RevPAR
                 improvements, as compared to the average for the region. The improvement in gross operating profits and gross operating margins was the result of strong revenue growth, offset
                 somewhat by the results in Sharm El Sheikh.

                 It is not possible to determine the medium and long-term
                 impact, if any, of the events in Lebanon and Israel on our business in the Middle East; however, there has not been any measurable impact to date. Certain hotels under management in the Middle East region have had a modest improvement in demand, as some travel has shifted within the region.
    -------------------------------------------------------------------------

    Asia/Pacific Region
    -------------------------------------------------------------------------
         Results for periods in 2006, as compared to periods in 2005
    -------------------------------------------------------------------------
                                      Gross       Gross
                                    Operating   Operating       Gross
                                     Revenue      Profit      Operating
                      RevPAR          (GOR)       (GOP)         Margin
    -------------------------------------------------------------------------
                                                                       Basis
                                                                       Point
                   $   Percentage  Percentage  Percentage            Improve-
                        Increase    Increase    Increase   Margin       ment
    -------------------------------------------------------------------------
    Second
     quarter      129       4.0%       4.7%      10.1%      34.2%        170
    -------------------------------------------------------------------------
    Six months
     ended
     June 30      130       3.3%       2.9%       9.6%      33.4%        200
    -------------------------------------------------------------------------
                 During both the second quarter and six months ended June 30,
                 2006, RevPAR changes in the Asia/Pacific region were mixed.
                 During the second quarter, the RevPAR improvement was driven by a 6.9% improvement in achieved room rates (6.3%
                 improvement on a local currency basis), offset by a 170
                 basis point reduction in occupancy levels, primarily as the result of reduced demand in Bali, which is continuing to
                 gradually recover from the lingering impact of terrorist
                 bombings in September 2005. During the six months ended
                 June 30, 2006, the RevPAR improvement was driven by a 4.5%
                 improvement in achieved room rates (5.7% improvement on a
                 local currency basis) with overall occupancy levels
                 essentially unchanged. During both the second quarter and
                 six months ended June 30, 2006, properties under management in Chiang Mai, Shanghai and Singapore experienced strong
                 RevPAR improvements relative to the region average, while
                 the resorts in Bali, for the reason noted, experienced a
                 RevPAR decline of approximately 20%. The improvement in
                 gross operating profits and gross operating margins for the region was offset primarily by the decline in profitability levels at the resorts in Bali, as those properties recover from the impact of the bombings. Excluding the resorts in
                 Bali, gross operating margins for Core Hotels in the region would have increased 240 basis points in the second quarter and 290 basis points for the six months ended June 30, 2006.
    -------------------------------------------------------------------------

                          Company Operating Results
    >>

    Our strategy is to focus on hotel management rather than hotel ownership.
Four Seasons Hotel Vancouver is our only remaining hotel whose results we currently consolidate. As a result, commencing January 1, 2006, corporate expenses are reflected in our results as general and administrative expenses in the consolidated statements of operations. Corporate expenses for the second quarter and six months ended June 30, 2005 that previously were included in our Ownership Operations segment have been included in general and administrative expenses in the consolidated statements of operations.

    <<

    Revenues

    -------------------------------------------------------------------------
                                                          Dollar   Percentage
    (in millions of dollars)      Second quarter          Change     Change
    -------------------------------------------------------------------------
                                                      2006 over    2006 over
                                 2006         2005         2005         2005
    -------------------------------------------------------------------------
    Hotel management fees
      Base                $      21.7  $      19.1  $       2.6        13.6%
      Incentive                  11.4          9.3          2.1        22.2%
    -------------------------------------------------------------------------
        Subtotal                 33.1         28.4          4.7        16.4%
    -------------------------------------------------------------------------
    Other fees                    4.4          2.8          1.6        55.3%
    -------------------------------------------------------------------------
        Subtotal                 37.5         31.2          6.3        20.0%
    -------------------------------------------------------------------------
    Hotel ownership revenues     10.4         27.7(x)     (17.3)     (62.2)%
    -------------------------------------------------------------------------
    Reimbursed costs(5)          19.9         15.6          4.3        27.3%
    -------------------------------------------------------------------------
      Total revenues      $      67.8  $      74.5  $      (6.7)      (9.0)%
    -------------------------------------------------------------------------
                          ---------------------------------------------------

    (x) Included in 2005 were the 100% consolidated results of The Pierre.

    -------------------------------------------------------------------------
                                Six months ended         Dollar    Percentage
    (in millions of dollars)         June 30,            Change      Change
    -------------------------------------------------------------------------
                                                      2006 over    2006 over
                                 2006         2005         2005         2005
    -------------------------------------------------------------------------
    Hotel management fees
      Base                $      41.4  $      36.7  $       4.7        12.9%
      Incentive                  22.0         16.4          5.6        34.3%
    -------------------------------------------------------------------------
        Subtotal                 63.4         53.1         10.3        19.5%
    -------------------------------------------------------------------------
    Other fees                    9.7          6.5          3.2        49.3%
    -------------------------------------------------------------------------
        Subtotal                 73.1         59.6         13.5        22.8%
    -------------------------------------------------------------------------
    Hotel ownership revenues     16.0         48.2(x)     (32.2)     (66.9)%
    -------------------------------------------------------------------------
    Reimbursed costs             36.3         29.8          6.5        21.8%
    -------------------------------------------------------------------------
      Total revenues      $     125.4  $     137.6  $     (12.2)      (8.9)%
    -------------------------------------------------------------------------
                          ---------------------------------------------------

    (x) Included in 2005 were the 100% consolidated results of The Pierre.

    Hotel Management Fees

           Base Fees
    >>

    Base fees are dependent on total revenues of all managed hotels and resorts, which consist of rooms, food and beverage and other revenues. For more information regarding base fees, please see our MD&A for the year ended
December 31, 2005.
    For the second quarter of 2006, base fees increased $2.6 million, as compared to the second quarter of 2005. Of the $2.6 million increase in base fees, base fees from Core Hotels contributed $1.8 million or 69.0% of the increase. The increase in base fees from Core Hotels in the second quarter of
2006 represented a 10.3% increase over the base fees generated from Core
Hotels in the second quarter of 2005. Properties that opened in 2005 and 2006 contributed base fees of $1.5 million in the second quarter of 2006, as compared to $0.3 million in the same period in 2005. The increase in base fees in the quarter was moderated by a $0.5 million reduction in base fees from properties no longer under management.

    For the six months ended June 30, 2006, base fees increased $4.7 million, as compared to the same period in 2005. Of the $4.7 million increase in base fees, base fees from Core Hotels contributed $3.2 million or 67.7% of the increase. The increase in base fees from Core Hotels in the six months ended
June 30, 2006 represented a 9.5% increase over the base fees generated from
Core Hotels in the same period of 2005. Properties that opened in 2005 and
2006 contributed base fees of $2.9 million in the six months ended June 30,
2006, as compared to $0.3 million in the same period in 2005. The increase in base fees in the six months ended June 30, 2006, was moderated by a
$1.0 million reduction in base fees from properties no longer under management.

    <<
           Incentive Fees
    >>

    Our incentive fees are typically earned based on the profitability of each property that we manage, but may vary depending on the specific terms of the relevant management agreement. For more information regarding incentive fees, please see our MD&A for the year ended December 31, 2005.
    For the second quarter of 2006, incentive fees increased $2.1 million, as compared to the same period in 2005. During the second quarter of 2006, the overall improvement in incentive fees was reduced by lower incentive fees from our resort in Nevis as a result of reduced travel to that market due to weather concerns and from our resort in the Maldives which remained closed during the second quarter of 2006 for renovation and repair of damage from the tsunami in late 2004. Although the Maldives resort was also closed during the second quarter of 2005 we received fees during that period from payments, in respect of business interruption insurance. The incentive fees earned from properties that opened in 2005 and 2006 represented $0.9 million of the increase. The remainder of the increase of $1.2 million came from improvements in incentive fees from our Core Hotels. Incentive fees were earned from 43 of the 70 hotels and resorts under management for the second quarter of 2006, as compared to 41 of the 65 hotels and resorts under management in the same period in 2005.
    For the six months ended June 30, 2006, incentive fees increased
$5.6 million, as compared to the same period in 2005. The incentive fees earned from properties that opened in 2005 and 2006 represented $2.1 million of the increase. Incentive fees were earned from 44 of the 70 hotels and resorts under management for the six months ended June 30, 2006, as compared to 41 of the 65 hotels and resorts under management in the same period in
2005. As discussed above the overall improvement in our incentive fees for the six months ended June 30, 2006 was reduced due to lower incentive fees from
Nevis and Maldives.

    <<
           Other Fees
    >>

    Other fees include royalty and management fees from our residential business, fees we earn during the development of our hotels and resorts, capital procurement fees and other miscellaneous fees. For more information on other fees, please see our MD&A for the year ended December 31, 2005.

    For the second quarter of 2006, other fees increased 55.3%, or
$1.6 million, to $4.4 million as compared to the same period in 2005. For the six months ended June 30, 2006, other fees increased 49.3% or $3.2 million, to
$9.7 million, as compared to the same period in 2005. The increase in other fees for the second quarter and six months ended June 30, 2006, as compared to the same periods in 2005, was primarily attributable to royalty fees related to the sale of branded residences in Miami. Royalty fees earned on the sale of branded residences will vary from period to period based on the volume of sales closing in those periods, and these fluctuations may be significant.

    Hotel Ownership Revenues

    We have a 100% leasehold interest in the Four Seasons Hotel Vancouver and, as a result, we consolidate the results of that hotel. During the second quarter and six months ended June 30, 2005, we also had a 100% leasehold interest in The Pierre and consolidated the results of that property as well.
We assigned the lease of The Pierre to a third party at the end of June 2005 and, as a result, we ceased to consolidate that property at that time. Our investment strategy is not to hold any majority interests in properties.
However, Four Seasons Hotel Vancouver is a long-term leasehold interest that was established at an earlier stage in our development. We now expect that we will continue to operate the Vancouver hotel under the existing lease agreement, until its expiry in 2019.
    We have seven units of residential inventory at two resorts, which we acquired with the intent to resell during the next several years as a combination of fractional and whole home ownership residences. We do not intend for this to be an ongoing business activity. During the second quarter of 2006, we sold inventory for gross proceeds of $1.5 million at effectively our cost to purchase. The $1.5 million of revenue associated with the sales is included in Hotel Ownership Revenues for both the second quarter and six months ended June 30, 2006, and the cost of the sales of $1.5 million is included in Hotel Ownership Cost of Sales and Expenses. There were no sales in
2005.
    In the second quarter and six months ended June 30, 2006, the decline in hotel ownership revenues was primarily related to our owning and consolidating
100% of The Pierre during the second quarter of 2005 and our not owning and not consolidating it during 2006. Hotel ownership revenues for the second quarter and six months ended June 30, 2006 primarily relate to the Four
Seasons Hotel Vancouver. Revenue at that property increased by 28.5% relative to the second quarter of 2005, primarily as the result of a 20.8% improvement in RevPAR and the result of the decline in the US dollar relative to the
Canadian dollar, as Canadian dollar revenues were translated into US dollars.
Revenue at that property increased by 29.9% relative to the six months ended
June 30, 2005, primarily as the result of a 19.3% improvement in RevPAR and the decline in the US dollar relative to the Canadian dollar.

    Reimbursed Costs

    Reimbursed costs, which primarily represents sales, marketing, advertising and central reservation expenses for which hotels and resorts under management reimburse us, are generally incurred on a cost-recovery basis to us and are a function of the revenues under our management. For the second quarter, reimbursed costs increased $4.3 million or 27.3%, as compared to the corresponding period in 2005. For the six months ended June 30, 2006, reimbursed costs increased $6.5 million or 21.8%, as compared to the corresponding period in 2005. The increase in both the second quarter and six months ended June 30, 2006 was due primarily to a larger portfolio of properties and higher revenues under management, as compared to the same periods in 2005.

    Expenses

    General and Administrative Expenses

    As discussed previously, general and administrative expenses include amounts that were previously classified as corporate expenses. The majority of our general and administrative expenses are in Canadian dollars. For the second quarter of 2006, general and administrative expenses increased
$0.1 million (approximately 0.8%) on a Canadian dollar basis to C$16.5 million from C$16.4 million in the same period in 2005. As reported in US dollars, general and administrative expenses increased 11.5% to $14.7 million from
$13.2 million in the second quarter of 2005. Approximately $1.4 million or 93%
of the reported $1.5 million increase in general and administrative expenses is attributable to the US dollar having declined relative to the Canadian dollar (average Canadian/US foreign exchange rate: second quarter 2006 -
1.125; 2005 - 1.244).
    As noted, the majority of our general and administrative expenses are incurred in Canadian dollars, while the majority of fee revenues and cash balances are in US dollars. We also incur Canadian dollar capital funding requirements, which are primarily attributable to our corporate office expansion. Accordingly, in December 2005, we began selling forward US dollars for conversion to Canadian dollars, to predict the cost of our Canadian dollar expenditures in US dollars. During the quarter, we settled $31.0 million of forward contracts and realized approximately $1.0 million gain on those settlements ($0.9 million gain for the six months ended June 30, 2006), which offset the majority of the increase in general and administrative expenses.
The forward contracts are being marked-to-market on a monthly basis, with the resulting changes in fair values being recorded as a foreign exchange gain or loss. Other expenses, net included a gain of $1.5 million related to these contracts in the three months ended June 30, 2006.
    For the six months ended June 30, 2006, on a Canadian dollar basis, general and administrative expenses increased C$1.0 million (approximately
3.0%) to C$32.9 million from C$31.9 million, as compared to the same period in
2005. As reported in US dollars, for the six months ended June 30, 2006, general and administrative expenses increased 11.7% to $28.9 million from
$25.9 million in the same period in 2005. Approximately $2.2 million or 74% of the reported increase in general and administrative expenses is attributable to the US dollar decline, relative to the Canadian dollar, in the six month over six month period. The average Canadian/US foreign exchange rate for the six months ended June 30, 2006 and 2005 are 1.139 and 1.235, respectively.

    Hotel Ownership Cost of Sales and Expenses

    As discussed above, we consolidate 100% of the operations of Four Seasons
Hotel Vancouver, and until June 30, 2005 we also consolidated the operations of The Pierre. Hotel ownership cost of sales and expenses declined 62.8% to
$9.6 million in the second quarter of 2006, from $25.7 million in the second quarter of 2005, primarily as a result of the operations of The Pierre being consolidated in the second quarter of 2005 and not being consolidated in the second quarter of 2006. For the six months ended June 30, 2006, hotel ownership cost of sales and expenses declined 67.8% to $16.1 million from
$49.8 million in the same period in 2005 for the same reason noted above. As noted above, $1.5 million of costs relating to the sale of residential units is included in Hotel Ownership Cost of Sales and Expenses in both the second quarter and the six months ended June 30, 2006.
    Costs of sales and expenses at Four Seasons Hotel Vancouver increased
11.7% in the second quarter of 2006 and 9.7 % in the six months ended June 30,
2006, both as compared to the same periods in 2005, primarily as a result of higher labour costs related to the improvement in occupancy and the decline in the US dollar relative to the Canadian dollar, as the Canadian dollar costs are translated into US dollars for reporting purposes.
    Overall, as a result of The Pierre no longer being consolidated, our earnings from hotel ownership operations declined from $2.0 million in the second quarter of 2005 to $0.9 million in the second quarter of 2006. For the six months ended June 30, 2006, our loss from hotel ownership operations was
$0.1 million, as compared to a loss of $1.6 million for the comparable period in 2005.

    Operating Earnings Before Other Items(6)

    As a result of the items described above, operating earnings before other items increased 18.1% to $23.7 million in the second quarter of 2006, as compared to $20.1 million in the same period in 2005. For the six months ended
June 30, 2006, operating earnings before other items increased 37.3% to
$44.2 million, as compared to $32.2 million in the same period in 2005.

    Profit Margin

    Our profit margin on our management business, calculated including reimbursed revenues and costs of $19.9 million in the second quarter of 2006
($15.6 million in 2005), was 39.8% (38.6% in 2005). Excluding reimbursed revenues and costs, our profit margin on our management business was as follows:

    <<
    -------------------------------------------------------------------------
    (in millions of  dollars)                                Second quarter
    -------------------------------------------------------------------------
                                                           2006         2005
    -------------------------------------------------------------------------
    Hotel management fees                           $      33.1  $      28.4
    -------------------------------------------------------------------------
    Other fees                                              4.4          2.8
    -------------------------------------------------------------------------
      Subtotal - management fee revenues
       (excluding reimbursed costs)                        37.5         31.2
    -------------------------------------------------------------------------
    General and administrative expenses (including
     corporate expenses as discussed above)               (14.7)       (13.2)
    -------------------------------------------------------------------------
      Total - management operations earnings before
       other items (excluding reimbursed costs)     $      22.8  $      18.0
    -------------------------------------------------------------------------
                                                   --------------------------
      Profit margin(x)                                    60.9%        57.9%
    -------------------------------------------------------------------------

    (x) This is a non-GAAP financial measure, calculated as management operations earnings before other items (excluding reimbursed costs)
        divided by management fee revenues (excluding reimbursed costs), and does not have any standardized meaning prescribed by GAAP. It is, therefore, unlikely to be comparable to similar measures presented by other issuers. We consider this measure to be a useful indicator of our operating performance and management uses it as a measure to assess our operating performance.
    >>

    Our profit margin on our management business, calculated including reimbursed revenues and costs of $36.3 million for the six months ended
June 30, 2006 ($29.8 million in 2005) was 40.4% (37.7% in 2005). Excluding reimbursed revenues and costs, our profit margin on our management business was as follows:

    <<
    -------------------------------------------------------------------------
                                                           Six months ended
    (in millions of  dollars)                                   June 30,
    -------------------------------------------------------------------------
                                                           2006         2005
    -------------------------------------------------------------------------
    Hotel management fees                           $      63.4  $      53.1
    -------------------------------------------------------------------------
    Other fees                                              9.7          6.5
    -------------------------------------------------------------------------
      Subtotal - management fee revenues
       (excluding reimbursed costs)                        73.1         59.6
    -------------------------------------------------------------------------
    General and administrative expenses (including
     corporate expenses as discussed above)               (28.9)       (25.9)
    -------------------------------------------------------------------------
      Total - management operations earnings before
       other items (excluding reimbursed costs)     $      44.2  $      33.7
    -------------------------------------------------------------------------
                                                   --------------------------
      Profit margin(x)                                    60.5%        56.6%
    -------------------------------------------------------------------------

    (x) This is a non-GAAP financial measure, calculated as management operations earnings before other items (excluding reimbursed costs)
        divided by management fee revenues (excluding reimbursed costs), and does not have any standardized meaning prescribed by GAAP. It is, therefore, unlikely to be comparable to similar measures presented by other issuers. We consider this measure to be a useful indicator of our operating performance and management uses it as a measure to assess our operating performance.

    Other Expenses, Net

    For the second quarter of 2006, other expenses, net was $6.8 million, as compared to $8.6 million for the same period in 2005.

    -------------------------------------------------------------------------
    (in millions of dollars)                                 Second quarter
    -------------------------------------------------------------------------
                                                           2006         2005
    -------------------------------------------------------------------------
    Foreign exchange loss                           $       7.4  $       3.3
    -------------------------------------------------------------------------
    Loss on disposition of assets                             -          5.2
    -------------------------------------------------------------------------
    Asset provision (recovery) and write downs             (0.6)         0.1
    -------------------------------------------------------------------------
      Other expenses, net                           $       6.8  $       8.6
    -------------------------------------------------------------------------
                                                   --------------------------

    For the six months ended June 30, 2006, other expenses, net was
$7.6 million, as compared to $11.4 million for the same period in 2005.

    -------------------------------------------------------------------------
                                                           Six months ended
    (in millions of dollars)                                    June 30,
    -------------------------------------------------------------------------
                                                           2006         2005
    -------------------------------------------------------------------------
    Foreign exchange loss                           $       7.9  $       3.7
    -------------------------------------------------------------------------
    Loss on disposition of assets                             -          5.6
    -------------------------------------------------------------------------
    Asset provision (recovery) and write downs             (0.3)         2.1
    -------------------------------------------------------------------------
      Other expenses, net                           $       7.6  $      11.4
    -------------------------------------------------------------------------
                                                   --------------------------
    >>

    Foreign Exchange

    Other expenses, net for the second quarter of 2006 included a foreign exchange loss of $7.4 million, as compared to a loss of $3.3 million for the same period in 2005. For the six months ended June 30, 2006, other expenses, net included a foreign exchange loss of $7.9 million, as compared to a loss of
$3.7 million for the same period in 2005.
    The foreign exchange loss in 2006 and 2005 related primarily to the foreign currency translation gains and losses on unhedged net monetary asset and liability positions, primarily in US dollars, euros, pounds sterling and
Australian dollars, and local currency foreign exchange gains and losses on net monetary assets incurred by our designated foreign self-sustaining subsidiaries. The foreign exchange loss on the translation of balance sheet items was reduced from what it would otherwise have been by a gain on the
"marked-to-market" adjustment and settlement of the forward contracts described below.
    As at June 30, 2006, we had contracts in place to sell forward
$39.7 million of US dollars and received Canadian dollars at a weighted average exchange rate of 1.124 Canadian dollars to a US dollar at various maturities extending to December 2007. Subsequent to June 30, 2006, we have extended the program to sell forward an additional $6.5 million of US dollars for conversion to Canadian dollars with maturities extending to January 2008, at a weighted average exchange rate of 1.121 Canadian dollars to a US dollar.
Although these forward contracts were put into place to enable us to predict the US dollar cost of our Canadian dollar general and administrative expenses and Canadian dollar capital funding requirements, for accounting purposes they are "marked-to-market", with the corresponding gains or losses included in foreign exchange. The marked-to-market gain on these contracts for the second quarter and six months ended June 30, 2006 was $0.5 million.

    In addition, we realized a $1.0 million gain on the settlement of forward contracts during the second quarter ($0.9 million for the six months ended
June 30, 2006). This program to sell forward US dollars was not in place during the six months ended June 30, 2005, and as such no amounts were realized in the second quarter or six months ended June 30, 2005.
    While this program of selling forward US dollars allows us to better predict the cost in US dollars of the majority of our Canadian dollar general and administrative expenses and capital requirements, it will not eliminate the impact of foreign currency fluctuations related to our management fees in currencies other than US dollars. It will also not eliminate foreign currency gains and losses related to unhedged net monetary assets and liability positions. As such, our consolidated results will continue to include gains and losses related to foreign currency fluctuations. The impact of foreign currency gains and losses has been material in the past and could continue to be material in the future.

    Disposition of Assets

    On June 30, 2005, we finalized the assignment of our lease and the sale of the related assets in The Pierre for net proceeds of $4.5 million. The net book value of our assets in The Pierre was $7.8 million and, after deducting disposition costs, we recorded a loss on sale of $5.0 million. We also recorded a tax benefit in connection with the sale of $9.2 million, which is discussed further under "Income Tax Expense" below. Including the tax benefit, we realized a net gain of $4.2 million on the disposition of The Pierre.

    Interest Income and Interest Expense

    The $1.9 million increase in interest income for the second quarter and the $2.5 million increase in interest income for the six months ended June 30,
2006, in both cases as compared to the same periods in 2005, were primarily attributable to higher deposits and higher deposit interest rates.
    The $1.5 million increase in interest expense for the second quarter and the $2.1 million increase in interest expense for the six months ended
June 30, 2006, in both cases as compared to the same periods in 2005, were primarily attributable to the increase in interest expense accrued relating to the currency and interest rate swap agreement we entered into in the second quarter of 2005 related to our convertible senior notes. These arrangements are more fully described in the MD&A for the year ended December 31, 2005. The effective interest rate on our convertible senior notes in the second quarter of 2006 was approximately 5.9%, which represents $3.3 million of interest expense for that period. For the six months ended June 30, 2006, the effective interest rate on our convertible senior notes was 5.7%, which represents $6.3 million of interest expense.

    Income Tax Expense

    Income tax expense during the second quarter of 2006 was $6.6 million
(effective tax rate of 42.2%), as compared to income tax recovery of
$6.0 million for the same period in 2005. For the six months ended June 30,
2006, our income tax expense was $11.0 million (effective tax rate of 32.8%), as compared to income tax recovery of $4.1 million for the same period in
2005. During the second quarter of 2006, we did not record approximately
$1.7 million of a tax benefit related to the foreign exchange losses, due to the uncertainty associated with the utilization of those losses.
    In connection with the disposition of The Pierre in the second quarter of
2005, we recorded a tax benefit of approximately $9.2 million.

    Net Earnings and Earnings per Share

    For the reasons outlined above, net earnings for the second quarter of
2006 were $9.1 million ($0.25 basic earnings per share and $0.24 diluted earnings per share), as compared to net earnings of $15.8 million ($0.43 basic earnings per share and $0.42 diluted earnings per share) for the same period in 2005.
    For the six months ended June 30, 2006, net earnings were $22.5 million
($0.61 basic earnings per share and $0.60 diluted earnings per share), as compared to net earnings of $21.0 million ($0.57 basic earnings per share and
$0.55 diluted earnings per share) for the same period in 2005.

    Adjusted Net Earnings and Adjusted Earnings per Share

    In the second quarter of 2006, other expenses of $6.8 million primarily related to foreign exchange losses. In the second quarter of 2005, other expenses of $8.6 million primarily related to losses on the disposition of assets and foreign exchange losses.
    Adjusting for other expenses, net of applicable income taxes, adjusted net earnings were as follows:

    <<
    -------------------------------------------------------------------------
    (in millions of dollars except per share amounts)        Second quarter
    -------------------------------------------------------------------------
                                                           2006         2005
    -------------------------------------------------------------------------
    Net earnings                                    $       9.1  $      15.8
    -------------------------------------------------------------------------
    Adjustments - Other expense, net                        6.8          8.6
    -------------------------------------------------------------------------
    Tax effect related to foregoing adjustments             1.2     (10.6)(x)
    -------------------------------------------------------------------------
      Adjusted net earnings                         $      17.1  $      13.8
    -------------------------------------------------------------------------
                                                   --------------------------
    Adjusted basic earnings per share               $      0.47  $      0.38
    -------------------------------------------------------------------------
                                                   --------------------------
    Adjusted diluted earnings per share             $      0.46  $      0.36
    -------------------------------------------------------------------------
                                                   --------------------------

    In the six months ended June 30, 2006, other expenses of $7.6 million primarily related to foreign exchange losses.  During the six months ended
June 30, 2005, other expenses of $11.4 million primarily related to losses on the disposition of assets and foreign exchange losses.

    -------------------------------------------------------------------------
                                                           Six months ended
    (in millions of dollars except per share amounts)           June 30,
    -------------------------------------------------------------------------
                                                           2006         2005
    -------------------------------------------------------------------------
    Net earnings                                    $      22.5  $      21.0
    -------------------------------------------------------------------------
    Adjustments - Other expense                             7.6         11.4
    -------------------------------------------------------------------------
    Tax effect related to foregoing adjustments             1.1     (11.2)(x)
    -------------------------------------------------------------------------
      Adjusted net earnings                         $      31.2  $      21.2
    -------------------------------------------------------------------------
                                                   --------------------------
    Adjusted basic earnings per share               $      0.85  $      0.58
    -------------------------------------------------------------------------
                                                   --------------------------
    Adjusted diluted earnings per share             $      0.84  $      0.56
    -------------------------------------------------------------------------
                                                   --------------------------

    (x) In connection with the disposition of The Pierre in the second quarter of 2005, we recorded a tax benefit of approximately
        $9.2 million.
    >>

    Adjusted net earnings is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP. It is, therefore, unlikely to be comparable to similar measures presented by other issuers and should not be considered as an alternative to net earnings, cash flow from operating activities or any other measure of performance prescribed by Canadian GAAP.
Our adjusted net earnings may also not be comparable to adjusted net earnings used by other companies, which may be calculated differently. We consider adjusted net earnings to be a meaningful indicator of our operations, and management uses it as a measure to assess our operating performance. Adjusted net earnings is also used by investors, analysts, and our lenders as a measure of our financial performance. As a result, we have chosen to provide this information.

    <<
                            Eight Quarter Summary

    -------------------------------------------------------------------------
    (in millions of
     dollars except per
     share amounts)               Second Quarter             First Quarter
    -------------------------------------------------------------------------
                                 2006         2005         2006         2005
    -------------------------------------------------------------------------
    Total revenues        $      67.8  $      74.5  $      57.6  $      63.1
    -------------------------------------------------------------------------
    Operating earnings
     before other items   $      23.7  $      20.1  $      20.5  $      12.1
    -------------------------------------------------------------------------
    Net earnings (loss)   $       9.1  $      15.8  $      13.4  $       5.2
    -------------------------------------------------------------------------
    Basic earnings (loss)
     per share(7)         $      0.25  $      0.43  $      0.36  $      0.14
    -------------------------------------------------------------------------
    Diluted earnings
     (loss) per share     $      0.24  $      0.42  $      0.36  $      0.14
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Average Canadian/US
     dollar foreign
     exchange rate used
     for specified quarter    1.12509      1.24401      1.15421      1.22652
    -------------------------------------------------------------------------

    (in millions of
     dollars except per
     share amounts)                Fourth Quarter             Third Quarter
    -------------------------------------------------------------------------
                                 2005         2004         2005         2004
    -------------------------------------------------------------------------
    Total revenues        $      58.5  $      69.5  $      52.2  $      63.3
    -------------------------------------------------------------------------
    Operating earnings
     before other items   $      12.3  $      14.7  $      11.7  $      14.9
    -------------------------------------------------------------------------
    Net earnings (loss)   $     (37.8) $      12.8  $     (11.4) $      (8.5)
    -------------------------------------------------------------------------
    Basic earnings (loss)
     per share(7)         $     (1.03) $      0.35  $     (0.31) $     (0.24)
    -------------------------------------------------------------------------
    Diluted earnings
     (loss) per share     $     (1.03) $      0.34  $     (0.31) $     (0.24)
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Average Canadian/US
     dollar foreign
     exchange rate used
     for specified quarter    1.17478      1.22033      1.20687      1.30758
    -------------------------------------------------------------------------

                       Liquidity and Capital Resources
    >>

    As at June 30, 2006, our cash and cash equivalents were $236.8 million, as compared to $242.2 million as at December 31, 2005. Our investments in cash and cash equivalents are highly liquid, with original maturities of less than
90 days. These investments include bank deposits, guaranteed investment certificates and money market funds held with major financial institutions.
    We have a committed bank credit facility of $125.0 million, which expires
September 2007. Borrowings under this credit facility bear interest at LIBOR plus a spread ranging between 0.875% and 2.25% in respect of LIBOR-based borrowings (prime rate plus a spread ranging between nil and 1.25% in respect of prime rate borrowings), depending upon certain criteria specified in the credit agreement for the facility. As at June 30, 2006, no amounts were borrowed under the credit facility. However, approximately $1.6 million of letters of credit were issued under the facility. No amounts have been drawn under these letters of credit. We believe that, absent unusual opportunities, this bank credit facility, when combined with cash on hand and internally generated cash flow, should be more than adequate to allow us to finance our normal operating needs and anticipated investment commitments related to our current growth objectives.

    Contractual Obligations

    Our contractual obligations are more fully described in the MD&A for the year ended December 31, 2005. Since December 31, 2005, our contractual obligations have declined by $13.2 million as a result of funding $9.7 million related to expansion of our Toronto corporate office and a $3.5 million instalment payment related to our naming rights for the Four Seasons Centre for the Performing Arts.

    Guarantees and Commitments

    As discussed in the MD&A for the year ended December 31, 2005, we have guarantees and other commitments, including certain lease commitments. Since
December 31, 2005, we have decreased our guarantees by approximately
$1.3 million.

    <<
                                 Cash Flows
    >>

    Cash from Operations

    We generated $22.0 million of cash from operations during the second quarter of 2006, as compared to $24.0 million for the same period in 2005. The decrease in cash from operations of $2.0 million in the second quarter of
2006, as compared to the same period in 2005, resulted primarily from changes of $3.7 million in non-cash working capital, offset by higher earnings generated from our management business and hotel ownership.

    We generated $27.6 million of cash from operations during the six months ended June 30, 2006, as compared to $19.3 million for the same period in 2005.
For the six months ended June 30, 2006, the increase in cash from operations of $8.3 million, as compared to the same period in 2005, resulted primarily from higher earnings generated from our management business and hotel ownership, a $1.9 million increase in net interest received, and a
$2.5 million reduction in income taxes paid.

    Investing Activities

    As part of expanding our portfolio of properties under management, we make investments in the form of long-term receivables, minority equity investments and investments in management contracts. In making these investments, we assess the expected overall returns to Four Seasons, including the value created through our long-term management agreements.

    Long-Term Receivables

    In the second quarter of 2006, we advanced $15.7 million, in the aggregate, as long-term receivables to properties under our management, as compared to $13.2 million in the same period in 2005. Also in the second quarter of 2006, we were repaid $2.2 million, in the aggregate, of our long-term receivables, as compared to $18.9 million in the same period in
2005.
    In the six months ended June 30, 2006, we advanced $17.9 million, in the aggregate, as long-term receivables to properties under our management, as compared to $34.0 million in the same period in 2005. Also in the six months ended June 30, 2006, we were repaid $10.1 million, in the aggregate, of our long-term receivables, as compared to $19.3 million in the same period in
2005.
    Investments in Hotel Partnerships and Corporations

    In April 2006, we sold our equity interest in one of the properties under our management for net proceeds of $1.0 million (cash of $0.7 million and a promissory note of $0.3 million), which approximated book value. We did not make any investments in hotel partnerships and corporations in the second quarter of 2006. In the second quarter of 2005, we invested $2.3 million in these assets and received $7.3 million relating to the disposition of two of our equity interests.
    In the six months ended June 30, 2006, we invested $0.5 million to fund capital requirements in these assets and were repaid $2.3 million relating to our equity interest in a property under our management. We also contributed our equity interest in a property under our management in exchange for a management contract enhancement of approximately the same fair value. No gain or loss was recorded in connection with this transaction.
    We invested $9.4 million in the six months ended June 30, 2005, in equity interests and received $12.7 million relating to the sale of three of our equity interests.

    Investment in Trademarks, Trade Names and Management Contracts

    In the second quarters of 2006 and 2005, we funded an aggregate of
$10.7 million and $0.3 million, respectively, primarily related to our investments in management contracts.
    In the six months ended June 30, 2006 and 2005, we funded an aggregate of
$14.6 million and $0.5 million, respectively, primarily related to our investments in management contracts.

    Fixed Assets

    Our capital expenditures were $4.3 million for the second quarter in
2006, as compared to $4.5 million for the same period in 2005. In 2004, we commenced construction on our Toronto corporate office expansion, which is scheduled to be completed during 2006. In the second quarters of 2006 and
2005, capital expenditures related to this expansion were $4.3 million and
$3.2 million, respectively.
    In the six months ended June 30, 2006, our capital expenditures were
$9.9 million, as compared to $8.1 million for the same period in 2005. In the six months ended June 30, 2006 and 2005, capital expenditures related to our
Toronto corporate office expansion were $9.7 million and $5.8 million, respectively.

    Financing Activities

    In the six months ended June 30, 2006, we issued $5.4 million in Limited
Voting Shares ("LVS") related to the exercise of stock options and paid
$1.7 million in dividends.
    In the six months ended June 30, 2005, we issued $6.8 million in LVS related to the exercise of stock options and paid $1.6 million in dividends.

    <<
                           Outstanding Share Data

    -------------------------------------------------------------------------
                                                           Outstanding as at
    Designation                                              August 10, 2006
    -------------------------------------------------------------------------
    Variable Multiple Voting Shares(1)                             3,725,698
    -------------------------------------------------------------------------
    Limited Voting Shares                                         33,068,498
    -------------------------------------------------------------------------
    Options to acquire Limited Voting Shares(2):
    -------------------------------------------------------------------------
      Outstanding                                                  4,344,703
    -------------------------------------------------------------------------
      Exercisable                                                  3,559,339
    -------------------------------------------------------------------------
    Convertible Senior Notes issued June 2004
     and due 2024(3)                                        $250.1 million(4)
    -------------------------------------------------------------------------

    (1) Convertible into Limited Voting Shares at any time at the option of the holder on a one-for-one basis.

    (2) As disclosed in note 11(a) to our annual consolidated financial statements for the year ended December 31, 2005, pursuant to an agreement approved by the shareholders in 1989, Four Seasons has agreed to make a payment to Mr. Isadore Sharp on an arm's length sale of control of Four Seasons Hotels Inc. that is calculated by reference to the consideration received per Limited Voting Share in the transaction and the total number of Variable Multiple Voting
        Shares and Limited Voting Shares outstanding at the time of sale.

    (3) The terms of the convertible senior notes are more fully described in our MD&A for the year ended December 31, 2005.

    (4) This amount is equal to the issue price of the convertible senior notes issued in June 2004 and due 2024 plus accrued interest calculated at 1.875% per annum.

                                Looking Ahead
    >>

    Operating Environment

    Assuming the travel trends that we experienced in 2005 and the second quarter of 2006 continue, and based on current demand reflected in our reservation activity, we have increased our expected RevPAR improvements for worldwide Core Hotels in the third quarter of 2006 and the full year 2006 to be in the range of 10% to 12%, as compared to the corresponding periods in
2005. If these anticipated trends continue and we meet our expectations for cost management, we expect gross operating margins of our worldwide Core
Hotels to increase in the range of 200 to 225 basis points for the full year of 2006, as compared to the full year of 2005. Accordingly, based on the current hotel operating outlook, we expect hotel management fee revenue to grow for the full year 2006 in the range of 15% to 20%.

    The Ritz-Carlton Chicago

    As previously disclosed, we are in negotiations with the owner of The
Ritz-Carlton Chicago. The negotiations relate to the possible sale of that property by the owner to a third party, and the potential cessation of our management of that property, as well as the significant refurbishment of Four
Seasons Hotel Chicago (which is owned by an affiliated owner). We currently anticipate these arrangements would provide the owner of The Ritz-Carlton
Chicago with the option to terminate our management prior to a sale of the property, and the obligation to terminate our management upon a sale of the property. We also anticipate these arrangements would entitle us to payments in connection with both a termination of our management of the property and the owner's sale of the property. Based upon the potential arrangements we are currently discussing, we may be required to recognize an accounting charge of approximately $2.5 million in connection with the termination of the management contract prior to the sale of the property by the owner. We may subsequently record a further gain following a future sale of the property.
The amount and timing of any charge and gain will depend upon the timing and terms of the finalization of the arrangement, the potential date of termination of our management and the ultimate date and sale price of any disposition of the property. For the six months ended June 30, 2006, we have earned approximately $1.0 million of hotel management fees from The
Ritz-Carlton Chicago.

    <<

                       Changes in Accounting Policies
    >>

    During the six months ended June 30, 2006, we adopted The Canadian
Institute of Chartered Accountants' ("CICA") new accounting standard on non-monetary transactions, as discussed in note 1 to the interim consolidated financial statements.  This standard was to be implemented for non-monetary transactions initiated on or after January 1, 2006. The adoption of this standard did not have a material impact on our consolidated financial statements.

    Additional Information
    ----------------------
    Additional information about us (including our most recent annual information form, annual MD&A and our audited financial statements for the year ended December 31, 2005) is available on our website at
www.fourseasons.com/investor, and on SEDAR at www.sedar.com.

    <<
    --------------------------------------------------
    (1) RevPAR is defined as average room revenue per available room. It is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-
        period performance of comparable properties. Our calculation of
        RevPAR may be different than the calculation used by other lodging companies.

    (2) The term "Core Hotels" means hotels and resorts under management for the full year of both 2006 and 2005. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year.
        Changes from the 2005/2004 Core Hotels are the additions of Four
        Seasons Resort Scottsdale at Troon North, Four Seasons Resort
        Whistler, Four Seasons Resort Costa Rica at Peninsula Papagayo, Four
        Seasons Hotel Gresham Palace Budapest, Four Seasons Resort Provence
        at Terre Blanche and Four Seasons Hotel Cairo at Nile Plaza, and the
        deletion of The Regent Kuala Lumpur.

    (3) Gross operating profit is defined as gross operating revenues less operating expenses.

    (4) Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

    (5) Reimbursed costs include the reimbursement of all out-of-pocket costs, including sales and marketing and advertising charges.

    (6) Operating earnings before other items is equal to net earnings plus
        (i) income tax expense less (ii) income tax recovery plus (iii)
        interest expense less (iv) interest income plus (v) other expenses, net plus (vi) depreciation and amortization. Operating earnings before other items is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We consider operating earnings before other items to be a meaningful indicator of operations and use it as a measure to assess our operating performance. It is included because we believe it can be useful in measuring our ability to service debt, fund capital expenditures and expand our business. Operating earnings before other items is also used by investors, analysts and our lenders as a measure of our financial performance.

    (7) Quarterly and year-to-year computations of per share amounts are made independently. The sum of per share amounts for the quarters may not agree with per share amounts for the year.
    >>

    All dollar amounts referred to in this news release are US dollars unless otherwise noted. The financial statements are prepared in accordance with
Canadian generally accepted accounting principles.

    This news release contains "forward-looking statements" within the meaning of applicable securities laws, including RevPAR, profit margin and earning trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending;
and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.
Various factors and assumptions were applied or taken into consideration in arriving at these statements, which do not take into account the effect that non-recurring or other special items announced after the statements are made may have on our business. These statements are not guarantees of future performance and, accordingly, you are cautioned not to place undue reliance on these statements. These statements are subject to numerous risks and uncertainties, including those described in our annual information form and management's discussion and analysis for the year ended December 31, 2005 and in this document. (See discussion under "Operating Risks" beginning on page 17 of our Annual Information Form and page 45 of our Management's Discussion and
Analysis for the year ended December 31, 2005, which are available on our website at www.fourseasons.com and on SEDAR at www.sedar.com.) Those risks and uncertainties include adverse factors generally encountered in the lodging industry; the risks associated with world events, including war, terrorism, international conflicts, natural disasters, extreme weather conditions and infectious diseases; general economic conditions, fluctuations in relative exchange rates of various currencies, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, the risks associated with our ability to maintain and renew management agreements and expand the portfolio of properties that we manage, relationships with clients and property owners and the availability of capital to finance growth. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. All forward-looking statements in this news release are qualified by these cautionary statements. These statements are made as of the date of this document and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Four Seasons, its financial or operating results or its securities or any of the properties that we manage or in which we may have an interest.

    We will hold a conference call today at 11 a.m. (Eastern Daylight Time)
to discuss the second quarter financial results. The details are:

    <<
    To access the call dial:    1 (800) 428-5596 (U.S.A. and Canada)
                                1 (416) 620-2419 (outside U.S.A. and Canada)
    >>

    To access a replay of the call, which will be available for one week after the call, dial: 1 (800) 558-5253, Reservation Number 21298231.
    A live web cast of the call will also be available by visiting
www.fourseasons.com/investor.
    This web cast will be archived for one month following the call.

    Four Seasons is dedicated to perfecting the travel experience through continuous innovation and the highest standards of hospitality. From elegant surroundings of the finest quality, to caring, highly personalised 24-hour service, Four Seasons embodies a true home away from home for those who know and appreciate the best. The deeply instilled Four Seasons culture is personified in its employees - people who share a single focus and are inspired to offer great service. Founded in 1960, Four Seasons has followed a targeted course of expansion, opening hotels in major city centres and desirable resort destinations around the world. Currently with 70 hotels in 31 countries, and more than 25 properties under development, Four Seasons will continue to lead the hospitality industry with innovative enhancements, making business travel easier and leisure travel more rewarding. For more information on Four Seasons, visit www.fourseasons.com.